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October 10, 2007	Steven M. Kaufman
Partner
(202) 637-5736
SMKaufman@hhlaw.com
VIA EDGAR
Mr. Mark P. Shuman, Branch Chief—Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	ACE*COMM Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed August 21, 2007
File No. 333-144198
Dear Mr. Shuman:
     On behalf of our client, ACE*COMM Corporation, a Maryland corporation (the “Company”), we have filed through EDGAR, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission”) set forth in its comment letter dated September 25, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 2.
General
1.	Please refer to prior comment 1 from our letter dated August 2, 2007. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X prior to filing your next amendment.
RESPONSE: The Company has updated its financial statements pursuant to Rule 3-12 of Regulation S-X. Its annual report on Form 10-K has been filed on EDGAR and is specifically incorporated by reference into Amendment No. 2 to the Registration Statement.
2.	Your legal opinion indicates that the Series A Senior Secured Convertible Notes and associated Warrants were amended and restated on July 12, 2007, after the filing of the initial registration statement on June 29, 2007. Please provide us with a detailed description of the revisions made to these securities (as compared to the filed versions of these agreements dated June 8, 2007) and provide an explanation as to why such revised agreements are not required to be filed. Your response should evaluate the application of paragraph (b)(10)(ii)(A) of Item 601 of Regulation S-K.
RESPONSE: The Series A Senior Secured Convertible Notes and associated Warrants were amended and restated on July 12, 2007 to reflect minor changes clarifying that the maximum number of shares issuable under the notes

Mr. Mark P. Shuman, Branch Chief—Legal
October 10, 2007

and warrants of 19.99% of the amount outstanding applies in all events and not only when the Company’s common stock is listed on NASDAQ. The Company does not believe that the changes are material and therefore did not file the amended agreements. The Company continues to believe that the revised agreements are not required to be refiled pursuant to Instruction 1 to Item 601 of Regulation S-K. However, to resolve this matter, the Company is filing the amended agreements with Amendment No. 2 to the Registration Statement, and is providing marked copies supplementally to the staff. Please refer to Exhibits 4.2-4.5.
3.	We note that the registration statement includes shares that may be issued in lieu of cash interest payments on the senior secured convertible notes. However, it is unclear whether you are registering shares underlying only interest that has already accrued under these notes or if you are also registering shares to be issued upon conversion of future interest payment. Since interest payments on the convertible notes may be made in cash or in common stock, in certain circumstances at the discretion of the selling stockholders, it would not appear that the offering of future interest shares has been completed such that they may be registered for resale at this time. Please advise or revise your disclosure to clarify your disclosure as it relates to the payment of interest in shares of common stock.
RESPONSE: As noted in the Staff’s comment, the Registration Statement includes shares being registered on behalf of the selling stockholders that may be issued in lieu of cash interest payments on the convertible notes, which shares include both those that have already been issued for accrued interest and shares to be issued in payment of future interest payments. With regard to future interest payments, the shares being registered hereby were only intended to include shares that the Company decides to issue, not shares that the selling stockholders may in the future elect to receive despite an attempt by the Company to pay interest in cash. In response to the Staff’s comment, the Company has added language clarifying this on page 15 to Amendment No. 2. The Company submits that the investment decision with respect to the interest shares that the Company decides to issue and the private placement thereof has been completed, and that inclusion of these interest shares on this Registration Statement is appropriate.
4.	Please refer to prior comment 4 from our letter dated August 2, 2007. We understand that the notes were issued with a fixed conversion price exceeding the market price at the time of the sale of the notes. However, you also disclose that the company may pay monthly principal payments in shares of common stock if they comply with certain equity conditions, have an effective registration statement covering the shares issuable, and the VWAP for each of the 20 consecutive trading days prior to the payment is greater than 110% of the fixed conversion price of $0.80 per share. It appears that the conversion feature of the notes is designed to ensure that any shares issued upon conversion of the principal amount of the notes are issued at a minimum discount of 10% from the trading price. Please revise your disclosure accordingly, in conjunction with our prior comment. Also, clarify why you believe that the distribution of the shares underlying the notes should be viewed as a secondary rather than a primary offering, addressing the impact of what appears to be effectively a contractual assurance of a below market conversion rate and the fact that this offering relates to greater than 50% of your common stock held by non-affiliates.
RESPONSE: In prior comment 4, the Staff requested that the Company provide tabular disclosure of the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes relative to the market price per share “on the date of the sale” of the convertible notes. Each bullet to prior comment 4 referenced “the date of the sale” of the convertible notes. The Company believes, as stated in the Company’s prior response to comment 4, the selling stockholders did not realize a profit as a result of a conversion discount on the date of the sale because no such conversion discount existed. As such, the Company did not include the requested disclosure.
In new comment 4 to its letter dated September 25, 2007, the Staff appears to have expanded the scope of its request for tabular disclosure of the possible profits the selling stockholders might realize in the future based upon conversion of the principal. Of course, future conversions of the principal of the convertible notes after the private

Mr. Mark P. Shuman, Branch Chief—Legal
October 10, 2007

placement has been completed are at the fixed conversion price of $0.80 per share, and if the market price is over $0.80 per share, the selling stockholders would make a “profit” equal to the difference between the trading price and $0.80 per share. We assume that this is not what the Staff is looking for. The subject notes and the amount of shares into which the notes are convertible are not of the “toxic” or “death spiral” sort. Rather, as the share price of our common stock goes up, the selling stockholders benefit as do all other investors that hold long positions in our shares. We do not believe that providing tabular disclosure of the possible profit the selling stockholders will realize as a result of conversions and increases in our share price provides investors with any information not already evident in the current disclosure.
New comment 4 appears to focus on the Company’s payment of principal using stock valued at a fixed amount of $0.80 per share and that the market price needs to be at least 10% higher than that for the Company to be able to pay in stock under the agreement. Naturally, if the shares have a market price above the conversion price, the selling stockholder will have a profit, at least on paper. The Company believes that investors are able to determine from the disclosure that, under the agreement, the VWAP for each of the 20 consecutive trading days prior to the payment needs to be greater than 110% of the fixed conversion price of $0.80 per share for the Company to pay in stock. The Company also believes that investors are able to compute the difference between the market price at that time and the fixed conversion price of $0.80 per share (which difference under the agreement would be at least 10%, but could be higher) without any tabular presentation.
However, in response to the Staff’s comment, the Company has added disclosure on page 12 to Amendment No. 2 indicating that if the Company pays principal in stock because the market price is at least 10% higher than the conversion price,, the selling stockholders will receive shares with a market value at least 10% higher than the fixed conversion price used in computing the amount of stock to be issued, and therefore would effectively be receiving stock at a discount to the then market price. The Company also notes that the Registration Statement contains risk factor disclosure indicating that the Company may not have sufficient cash to repay the notes as they amortize and in response to the Staff’s comment, has added disclosure on page 12 to Amendment No. 2 cross referencing this risk factor and indicating that the Company may seek to make payments in stock in such a situation.
With respect to the portion of the Staff’s comment that pertains to the number of shares being registered, we believe that the subject transaction is appropriately characterized as a secondary offering for the following reasons:
First, the selling stockholders purchased their securities in a private placement completed in June 2007 which yielded net proceeds to the Company of $3.6 million. Each selling stockholder represented to the Company that they were purchasing the securities for investment purpose and not with a view towards effecting a distribution of the shares.
Second, neither of the selling stockholders was an affiliate of the Company when they purchased their shares and neither selling stockholder is currently an affiliate.
Third, to the Company’s knowledge, the selling stockholders are neither broker-dealers nor affiliates of broker-dealers or are in the business of underwriting securities. To the Company’s knowledge, neither selling stockholder has an agreement or understanding in place as to the price, timing, or manner of the sale of the shares being registered.
In light of the above three factors, the percentage of the public float represented by the number of shares being registered on behalf of the selling stockholders should not prevent the subject resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). Item D.38 of the Commission’s 1997 Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) states, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter ego of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Also, Item D.44 of the Telephone Interpretations provides that a secondary offering by a 73% owner of an issuer that is not deemed to be by or on behalf of the issuer is not restricted by Rule 415(a)(4) and may be made on an “at-the-market” basis. Similarly, Item H.20 of the Telephone Interpretations provides: “The Division staff had indicated, however, that secondary

Mr. Mark P. Shuman, Branch Chief—Legal
October 10, 2007

sales by affiliates may be made under General Instruction I.B.3 of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”
As set forth in the response to the first part of the Staff’s comment 4, the Company does not believe the offering was effectively a contractual assurance of a below market conversion rate. The conversion rate was in excess of the market price on the date of sale, and the conversion rate is fixed. It is certainly true of most convertibles that holders are unlikely to convert unless the conversion price is below the then market trading price. Also, while the Company may under the agreement pay in stock only when the market price exceeds the conversion price by a stated percentage, that is a normal financing term for an issuer-triggered conversion option, and does not represent a below market issuance. We have certainly seen transactions where issuers can require conversion only when the market price is 150% or 200% of the conversion price. By comparison, a 110%-of-conversion-price requirement for an issuer option to force conversion is not particularly investor-favorable, and probably more indicative of normal expected costs of sale and low market liquidity rather than mandating a high level of profit for the selling stockholders.
Under the facts and circumstances presented, we do not believe the selling stockholders are acting as an underwriters on behalf of the Company. As noted above, the selling stockholders are not in the business of underwriting securities; they are not broker-dealers or affiliates of broker-dealers; they indicated to the Company that they were purchasing for investment intent and not with a view towards distribution; and the securities purchased were done so in a legitimate capital raising transaction and not for market making purposes. As such, we believe that the subject transaction is appropriately characterized as a secondary offering.
Part II
Undertakings
5.	Please refer to prior comment 12 from our letter dated August 2, 2007. It appears that you removed both undertakings from Item 512(a)(5)(i) and (ii) of Regulation S-K in response to our prior comment. However, you must provide the either the undertaking in Item 512(a)(5)(i) or (a)(5)(ii), as applicable. For further guidance on the proper undertaking to provide, please see Release 33-8591 (Aug. 3, 2005) available on our website at www.sec.gov.
RESPONSE: We have revised the undertakings to include Item 512(a)(5)(ii) of Regulation S-K.
*   *   *
     The Company appreciates the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (202) 637-5736 or call William A. Bennett at (202) 637-5786 or Dirk A. Van Den Bos at (202) 637-6649.
Sincerely,

/s/ Steven Kaufman

Steven Kaufman, Esq.

cc:	Steven R. Delmar
Ace*Comm Corporation